SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________

FORM 6-K

REPORT OF A FOREIGN PRIVATE

ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For August 2020

Commission File Number 0-28800
______________________

DRDGOLD Limited

Constantia Office Park
Cnr 14th Avenue and Hendrik Potgieter Road
Cycad House, Building 17, Ground Floor
Weltevreden Park

South Africa, 1709

( Address of principal executive offices )
______________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.

Form 20-F ☑

Form 40-F
☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes ☐

No
☑

If ''Yes''

is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of August 2020, incorporated by reference herein:

Exhibit

99.1 Release dated August 5,

2020, “OPERATING

UPDATE

FOR THE YEAR ENDED

30 JUNE
2020”

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRDGOLD LIMITED
Date: August 5, 2020 By:

/s/ Riaan Davel

Name: Riaan Davel

Title: Chief Financial Officer

Exhibit 99.1
DRDGOLD LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
ISIN: ZAE000058723
JSE share code: DRD
NYSE trading symbol: DRD
(“ DRDGOLD ” or the “ Company ”)
OPERATING UPDATE

FOR THE YEAR ENDED 30 JUNE 2020
Shareholders are

advised that

DRDGOLD produced

5,424 kilograms

(174,385 ounces)

of gold

from its

two
operations for the year ended

30 June 2020, representing a

year on year increase of

9% compared to the gold
production of 4,977 kilograms

for the year ended

30 June 2019. The

increase is mainly attributable

to a larger
contribution from Far West

Gold Recoveries. DRDGOLD had earlier

provided guidance of expected production
of between of 175,000

and 190,000 ounces, however,

interruptions to its operations

as a result of

the national
lockdown declared by the South African government in response to the COVID-19 pandemic caused production to come in marginally below the estimated range.

The Company also expects cash operating costs per kilogram to be in line with its guidance of R490,000/kg.
DRDGOLD’s cash and cash equivalents as at 30 June 2020 was

R1,715.1 million, after paying a cash dividend
of R213.8 million in June 2020, and it remains free of bank debt as at 30 June 2020.
The information contained in this announcement does not constitute an earnings forecast. The financial information provided

is the

responsibility of

the directors

of DRDGOLD,

and such

information has

not been
reviewed or reported on by the Company’s auditors.

Johannesburg
5 August 2020

Sponsor
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